Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "AEROSPACE FLIGHT TECHNOLOGIES, LLC", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF AUGUST, A.D. 2019, AT 3:51 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

7561678 8100
SR# 20196519279

Authentication: 203414094
Date: 08-15-19

You may verify this certificate online at corp.delaware.gov/authver.shtml



State of Delaware
Secretary of State
Division of Corporations
Delivered 03:51 PM 08/14/2019
FILED 03:51 PM 08/14/2019
SR 20196519279 - File Number 7561678

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is Aerospace Flight Technologies, LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street (street), in the City of Wilmington, DE, Zip Code 19801. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is The Corporation Trust Company.

By: ______________________
Authorized Person

Name: Robert Feierbach
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